UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Nascent Wine Company, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

631084209
(CUSIP Number)

Adam J. Semler
JGD Management Corp.
767 Fifth Avenue, 17th Floor
New York, New York 10153

With copies to:
Christopher S. Auguste, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 631084209

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JGD Management Corp.
EIN: 13-3633324

2.			Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of		7.	Sole Voting Power	45,000,000
Shares Bene-
ficially Owned		8.	Shared Voting Power	0
By Each
Reporting		9.	Sole Dispositive Power	45,000,000
Person With
		10.	Shared Dispositive Power	0

11.			Aggregate Amount Beneficially Owned by Each Reporting Person
45,000,000

12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.			Percent of Class Represented by Amount in Row (11) 35.1%

14.			Type of Reporting Person (See Instructions) CO

Introduction

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Nascent Wine Company, Inc. (the “Company”).

The principal executive offices of the Company are located at 2355 Paseo de las Americas, San Diego, California 92154.

Item 2.  Identity and Background

(a) This statement is filed by JGD Management Corp. (“JGD” or the “Reporting Person”), a Delaware corporation, d/b/a York Capital Management:

(i)	12,453,750 shares of Common Stock directly owned by York Select, L.P. (“York Select”), a Delaware limited partnership;

(ii)	14,546,250 shares of Common Stock directly owned by York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands; and

(iii)	18,000,000 shares of Common Stock directly owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership.

The General Partners of York Select and York Credit Opportunities and the manager of York Select Trust have delegated certain management and administrative duties of such funds to JGD. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Statement.

The sole shareholder of JGD is James G. Dinan.

York Select Domestic Holdings, LLC, a New York limited liability company, is the General Partner of York Select. James G. Dinan and Daniel A. Schwartz are the controlling members of York Select Domestic Holdings, LLC.

York Select Offshore Holdings, LLC, a New York limited liability company, is the investment manager of York Select Trust. James G. Dinan and Daniel A. Schwartz are the controlling members of York Select Offshore Holdings, LLC.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company, is the General Partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings, LLC.

The name of each director and each executive officer of JGD is set forth in Exhibit 1 attached hereto, which is incorporated herein by reference.

(b) The principal business address of each of JGD, York Credit Opportunities Domestic Holdings, LLC, York Select Offshore Holdings, LLC, York Select Domestic Holdings, LLC, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 attached hereto, which is incorporated herein by reference.

(c) JGD and its affiliates are investment managers of certain funds and accounts for which they have discretionary investment authority.

York Select is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Select Domestic Holdings, LLC is a privately owned limited liability company in the principal business of acting as the General Partner of York Select.

York Select Trust is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Select Offshore Holdings, LLC is a privately owned limited liability company in the principal business of acting as the investment manager of York Select Trust.

York Credit Opportunities is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Credit Opportunities Domestic Holdings, LLC is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 attached hereto, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 attached hereto, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

As of July 3, 2007, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $8,000,000.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $2,214,000.00 of working capital of York Select; (ii) approximately $2,586,000.00 of working capital of York Select Trust; and (iii) approximately $3,200,000.00 of working capital of York Credit Opportunities. Working capital in each of these three cases was provided by capital contributions of partners or unitholders, as the case may be, and internally generated funds.

Item 4. Purpose of Transaction

On July 3, 2007, York Select, York Select Trust and York Credit Opportunities (collectively, the “York Funds”) acquired the following securities from the Company in a private placement transaction: (i) 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Stock”), of the Company; (ii) series A-1 warrants (the “Series A-1 Warrants”) to purchase 500,000 shares of Series A Stock at a warrant price of $8.00 per share, (iii) series A-2 warrants (the “Series A-2 Warrants”) to purchase 375,000 shares of Series A Stock at a warrant price of $8.00 per share, and (iv) series B warrants (the “Series B Warrants” and together with the Series A-1 Warrant and Series A-2 Warrant, the “Warrants”) to purchase 375,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Stock”), of the Company at a warrant price per share in an amount equal to thirty-three percent (33%) of the average of the Per Share Market Value (as defined in the Series B Warrants) of the Common Stock for the thirty (30) days immediately preceding the date of the initial exercise of the applicable Series B Warrant. This acquisition was pursuant to the Series A Convertible Preferred Stock and Warrant Purchase Agreement dated as of July 3, 2007 by and among the Company and the York Funds (the “Purchase Agreement”).

The Series A-1 Warrants are immediately exercisable and expire July 3, 2010. The Series A-2 Warrants are immediately exercisable and expire July 3, 2014. The Series B Warrants will become immediately exercisable upon the full exercise or expiration of all of the Series A-1 Warrants, and the Series B Warrants expire July 3, 2014.

Each share of Series A Stock is convertible at any time by its holder into the number of shares of Common Stock equal to the liquidation amount of such share of Series A Stock, divided by the conversion price per such share of Series A Stock. The liquidation amount per share of Series A stock is the sum of $8.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Stock) and any accrued but unpaid dividends on such share of Series A Stock. The conversion price per share of Series A Stock is $0.40, subject to standard and value-based anti-dilution adjustment. In addition, from July 3, 2007 until July 3, 2010, the holders of Series A Stock shall be entitled to receive dividends at the rate of fifteen percent (15%) of the liquidation amount per share per annum (the “Series A Dividend Payment”), payable quarterly in additional shares of Series A Stock. The number of shares of Series A Stock to be issued to the holder shall equal the quotient of (i) the Series A Dividend Payment divided by (ii) the liquidation amount per share of the Series A Stock; provided, however, that with respect to any share of Series A Stock outstanding for less than a full quarter, the applicable Series A Dividend Payment shall be pro rated based on the portion of each quarter during which such share was outstanding. Shares of Series A Stock issued as such a dividend shall have piggyback registration rights if not otherwise registered pursuant to an effective registration statement.

Pursuant to the Purchase Agreement, immediately upon exercise of a Series B Warrant, the Company must file a Certificate of Designation regarding the rights and preferences of the Series B Stock with the Secretary of State of the State of Nevada. This Certificate of Designation will provide that each share of Series B Stock is convertible at any time into the number of shares of Common Stock equal to the liquidation amount of such share of Series B Stock, divided by the conversion price per such share of Series B Stock. This Certificate of Designation will also provide that the liquidation amount per share of Series B Stock is the sum of $8.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Stock), plus any accrued but unpaid dividends on such share of Series B Stock. Furthermore, this Certificate of Designation will provide that the conversion price per share of Series B Stock is $0.40, subject to standard and value-based anti-dilution adjustment. In addition, this Certificate of Designation will provide that from the date of original issuance of the Series B Stock and continuing for the three-year period after this date of original issuance, the holders of Series B Stock shall be entitled to receive dividends at the rate of fifteen percent (15%) of the liquidation amount per share per annum (the “Series B Dividend Payment”), payable quarterly in additional shares of Series B Stock. The number of shares of Series B Stock to be issued to the holder shall equal the quotient of (i) the Series B Dividend Payment divided by (ii) the liquidation amount per share of the Series B Stock; provided, however, that with respect to any share of Series B Stock outstanding for less than a full quarter, the applicable Series B Dividend Payment shall be pro rated based on the portion of each quarter during which such share was outstanding. Any shares of Series B Stock issued as such a dividend shall have piggyback registration rights if not otherwise registered pursuant to an effective registration statement.

Assuming (x) a liquidation amount per share of Series A Stock of $8.00 and a conversion price per share of Series A Stock of $0.40, and (y) a liquidation amount per share of Series B Stock of $8.00 and a conversion price per share of Series B Stock of $0.40, the 1,875,000 shares of Series A Stock (which include the 875,000 shares of Series A Stock issuable upon full exercise of the Series A-1 Warrants and the Series A-2 Warrants) and the 375,000 shares of Series B Stock issuable upon full exercise of the Series B Warrants are convertible into an aggregate of 45,000,000 shares of Common Stock.

In connection with the acquisition of the securities of the Company pursuant to the Purchase Agreement on July 3, 2007, a Stockholders Agreement dated of as July 3, 2007 by and among the Company, Sandro Piancone, Piancone Family Trust Sandro and Kimberly Piancone Trustees, and Victor Petrone and the York Funds (the “Stockholders Agreement”) was executed and delivered.

The Stockholders Agreement provides, among other things, that: (i) for so long as the Reporting Person beneficially owns shares of Series A Stock, the Reporting Person is entitled to designate two (2) individuals (the “Purchaser Designees”) to serve as members of the Company’s Board of Directors (provided, however, in no event shall the number of the Purchaser Designees be proportionately less than the York Funds’ aggregate equity interest of the Company; provided, further, that in no event shall the Reporting Person have the right to designate less than two (2) Purchaser Designees); (ii) the Reporting Person has preemptive rights in the event of certain issuances of additional shares of capital stock by the Company or any of its subsidiaries; (iii) the Reporting Person has the right of first refusal in the event certain stockholders of the Company proposes to transfer any capital stock of the Company (with certain exceptions); and (iv) the Company shall not, without the affirmative vote or consent of the holders of more than seventy-five percent (75%) of all of the then outstanding shares of Series A Stock and if there is no share of Series A Stock outstanding, seventy-five percent (75%) of the Common Stock (on a fully diluted basis), voting separately as a class, take certain actions, including, but not limited to declaring or paying dividends (other than as required by law or existing agreements), making any amendment to the Company’s articles of incorporation, bylaws, or any certificate of designations, entering into any extraordinary corporation transaction (such as a merger, reorganization, liquidation or sale of substantially all the assets of the Company), substantially altering or changing the Company’s business or changing the size of the Company’s Board of Directors other than as provided in the Stockholders’ Agreement.

The Purchase Agreement provides, among other things, that: (i) for a period of twelve months following the last closing date under the Purchase Agreement, the Reporting Person has a right of first refusal to provide any additional financing to the Company on the same terms and conditions described in the Purchase Agreement; (ii) so long as the Reporting Person holds the Series A Stock and the Series B Stock, there shall be no greater than five (5) members of the Board of Directors of the Company (with certain exceptions) without the prior written consent of the Reporting Person; and (iii) the Company shall not consummate any acquisitions without the consent of the Board of Directors of the Company, including the consent of the majority of the Purchaser Designees.

In connection with the acquisition of the securities of the Company pursuant to the Purchase Agreement on July 3, 2007, a Registration Rights Agreement dated as of July 3, 2007 by and among the Company and the York Funds (the “Original Registration Rights Agreement”) was executed and delivered, and Amendment No. 1 to Registration Rights Agreement by and between the Company and the York Funds was executed and delivered as of July 26, 2007. The Original Registration Rights Agreement, as amended by this Amendment No. 1 to Registration Rights Agreement, is referred to in this Statement as the "Registration Rights Agreement". Pursuant to the Registration Rights Agreement, the Company is required to file a registration statement by August 31, 2007 for the 20,000,000 shares of Common Stock into which the 1,000,000 shares of  Series A Stock issued to the York Funds pursuant to the Purchase Agreement can be converted, assuming a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. In addition, all of the shares of Common Stock underlying the Series A Stock issuable upon exercise of the Series A-1 Warrants and the Series A-2 Warrants and the Series B Stock issuable upon exercise of the Series B Warrant are subject to demand registration rights by the Reporting Person.

The preceding description of the Series A Stock, the Series B Stock, the Warrants, the Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the copies of the Series A Stock Certificate of Designation, the form of the Series B Stock Certificate of Designation, the forms of Warrants, the Purchase Agreement, the Stockholders Agreement, the Original Registration Rights Agreement and the Amendment No. 1 to Registration Rights Agreement filed as exhibits to this Statement and incorporated herein by this reference.

The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes. In the ordinary course of its investment trading business, representatives of the Reporting Person, from time to time, engage in discussions with the management and directors of companies in which it has invested (on behalf of the Reporting Person's advisory clients) concerning the business and operations of the company and possible approaches to maximizing shareholder value. In addition, the Reporting Person reserves the right to purchase or otherwise acquire additional shares of Common Stock and other securities of the Company, including, without limitation, pursuant to the exercise of the preemptive rights and rights of first refusal granted pursuant to the Purchase Agreement and the Stockholders Agreement and pursuant to the payment by the Company of Series A Dividend Payments and Series B Dividend Payments to holders of the Series A Stock and Series B Stock, respectively, either separately or together with other persons, to sell all or some of the shares of Common Stock and other securities of the Company beneficially owned by the Reporting Person, or to otherwise trade in the shares of Common Stock and other securities of the Company, in open market or private transactions, provided that in its judgment such transactions present an attractive (long-term or short-term) opportunity for profit.

Except as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) any action similar to those numerated in clauses (a)-(i) above; provided, however, the Reporting Person reserves the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(i) above in the future depending upon then existing factors, including without limitation the market for the Securities, the Company's then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.  Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 45,000,000 shares of Common Stock (consisting of (w) 20,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Series A Stock, assuming a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (x) 10,000,000 shares of Common Stock issuable upon conversion of 500,000 shares of the Series A Stock issuable upon full exercise of the Series A-1 Warrants, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (y) 7,500,000 shares of Common Stock issuable upon conversion of 375,000 shares of the Series A Stock issuable upon full exercise of the Series A-2 Warrants, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, and (z) 7,500,000 shares of Common Stock issuable upon the conversion of 375,000 shares of Series B Stock issuable upon full exercise of the Series B Warrants, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share*), which together constitute approximately 35.1% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

*The assumptions in this Statement regarding the Series B Warrants and the Series B Stock are based on the volume weighted average closing price of a share of Common Stock on the OTC Bulletin Board for the thirty days immediately preceding July 3, 2007, which is $1.19.

(ii) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,453,750 shares of Common Stock (consisting of (w) 5,535,000 shares of Common Stock issuable upon the conversion of 276,750 shares of the Series A Stock, assuming a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (x) 2,767,500 shares of Common Stock issuable upon conversion of 138,375 shares of the Series A Stock issuable upon full exercise of the Series A-1 Warrant issued to York Select, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (y) 2,075,625 shares of Common Stock issuable upon conversion of 103,781 shares of the Series A Stock issuable upon full exercise of the Series A-2 Warrant issued to York Select, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, and (z) 2,075,625 shares of Common Stock issuable upon the conversion of 103,781 shares of Series B Stock issuable upon full exercise of the Series B Warrant issued to York Select, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share), which together constitute approximately 13.0% of the issued and outstanding shares of Common Stock. As the General Partner of York Select, York Select Domestic Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select. In addition, as the controlling members of York Select Domestic Holdings, LLC, James G. Dinan and Daniel A Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(iii) York Select Trust may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,546,250 shares of Common Stock (consisting of (w) 6,465,000 shares of Common Stock issuable upon the conversion of 323,250 shares of the Series A Stock, assuming a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (x) 3,232,500 shares of Common Stock issuable upon conversion of 161,625 shares of the Series A Stock issuable upon full exercise of the Series A-1 Warrant issued to York Select Trust, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (y) 2,424,375 shares of Common Stock issuable upon conversion of 121,219 shares of the Series A Stock issuable upon full exercise of the Series A-2 Warrant issued to York Select Trust, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, and (z) 2,424,375 shares of Common Stock issuable upon the conversion of 121,219 shares of Series B Stock issuable upon full exercise of the Series B Warrant issued to York Select Trust, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share), which together constitute approximately 14.9% of the issued and outstanding shares of Common Stock. As the investment manager of York Select Trust, York Select Offshore Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Trust. In addition, as the controlling members of York Select Offshore Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Trust.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 18,000,000 shares of Common Stock (consisting of (w) 8,000,000 shares of Common Stock issuable upon the conversion of 400,000 shares of the Series A Stock, assuming a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (x) 4,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Series A Stock issuable upon full exercise of the Series A-1 Warrant issued to York Credit Opportunities, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, (y) 3,000,000 shares of Common Stock issuable upon conversion of 150,000 shares of the Series A Stock issuable upon full exercise of the Series A-2 Warrant issued to York Credit Opportunities, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share, and (z) 3,000,000 shares of Common Stock issuable upon the conversion of 150,000 shares of Series B Stock issuable upon full exercise of the Series B Warrant issued to York Select Trust, assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share), which together constitute approximately 17.8% of the issued and outstanding shares of Common Stock. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Credit Opportunities. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Credit Opportunities.

(v) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Select, York Select Trust and York Credit Opportunities are based on an aggregate of 128,177,865 shares of Common Stock, 95,631,615 shares of Common Stock, 97,724,115 shares of Common Stock and 101,177,865 shares of Common Stock, respectively, which in each case consists of (i) 83,177,865 shares of Common Stock issued and outstanding as of July 3, 2007, as reported by the Company to the Reporting Person; and (ii) the number of shares of Common Stock issuable upon conversion of the applicable shares of Series A Stock (including the shares of Series A Stock issuable upon exercise of the applicable Series A-1 Warrants and Series A-2 Warrants) and the shares of Series B Stock issuable upon exercise of the applicable Series B Warrants.

(b) (i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 45,000,000 shares of Common Stock, when, as and if the Reporting Person (x) exercises all Warrants; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants) and all shares of Series B Stock issued upon exercise of the Series B Warrants into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 45,000,000 shares of Common Stock, when, as and if the Reporting Person (x) exercises all Warrants; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants) and all shares of Series B Stock issued upon exercise of the Series B Warrants into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share.

(ii)  York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,453,750 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Select, (x) exercises all Warrants issued to York Select; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Select) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Select into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. As the General Partner of York Select, York Select Domestic Holdings, LLC may be deemed to have the sole power to the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,453,750 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Select, (x) exercises all Warrants issued to York Select; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Select) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Select into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. In addition, as the controlling members of York Select Domestic Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,453,750 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Select, (x) exercises all Warrants issued to York Select; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Select) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Select into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share.

(iii) York Select Trust may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,546,250 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Select Trust, (x) exercises all Warrants issued to York Select Trust; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Select Trust) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Select Trust into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. As the investment manager of York Select Trust, York Select Offshore Holdings, LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,546,250 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Select Trust, (x) exercises all Warrants issued to York Select Trust; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Select Trust) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Select Trust into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. In addition, as the controlling members of York Select Offshore Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,546,250 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Select Trust, (x) exercises all Warrants issued to York Select Trust; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Select Trust) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Select Trust into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 18,000,000 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, (x) exercises all Warrants issued to York Credit Opportunities; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Credit Opportunities) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Credit Opportunities into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings, LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 18,000,000 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, (x) exercises all Warrants issued to York Credit Opportunities; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Credit Opportunities) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Credit Opportunities into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, LLC, James G. Dinan and Daniel A, Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 18,000,000 shares of Common Stock, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, (x) exercises all Warrants issued to York Credit Opportunities; and (y) converts all shares of Series A Stock (including the shares of Series A Stock issued upon exercise of all the Series A-1 Warrants and Series A-2 Warrants issued to York Credit Opportunities) and all shares of Series B Stock issued upon exercise of the Series B Warrant issued to York Credit Opportunities into shares of Common Stock, in each case assuming a warrant price of $8.00 per share, a liquidation amount of $8.00 per share and a conversion price of $0.40 per share.

(v) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any share of Common Stock.

(c) During the past sixty (60) days preceding the date of this Statement, the Reporting Person did not purchase any shares of Common Stock in the open market.

(d)  The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Select, York Select Trust and York Credit Opportunities, which are the advisory clients of affiliates of the Reporting Person.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Name: Adam J. Semler Title: Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description

1	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

2	Series A Convertible Preferred Stock and Warrant Purchase Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

3	Series A Stock Certificate of Designation (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

4	Form of Series B Stock Certificate of Designation (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

5	Original Registration Rights Agreement (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

6
Form of Series A-1Warrant (previously filed as Exhibit 10.5 to the Amendment on Form 8-K/A to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007, which Amendment was filed with the SEC on July 12, 2007).

7
Form of Series A-2 Warrant (previously filed as Exhibit 10.6 to the Amendment on Form 8-K/A to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007, which Amendment was filed with the SEC on July 12, 2007).

8
Form of Series B Warrant (previously filed as Exhibit 10.7 to the Amendment on Form 8-K/A to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007, which Amendment was filed with the SEC on July 12, 2007).

9	Stockholders Agreement (previously filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

10	Amendment No. 1 to Registration Rights Agreement dated as of July 26, 2007 by and between the Company and the other parties thereto.

EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Chief Executive Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Adam J. Semler	Chief Financial Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Chief Investment Officer and Director	767 Fifth Avenue New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada